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Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 333-134390
Date: August 16, 2006

EXTERNAL NEWS RELEASE
06-41-TC

        For Immediate Release:    August 16, 2006

TECK COMINCO WITHDRAWS EQUITY OFFERING

        Vancouver, August 16, 2006—Teck Cominco Limited (TSX—TCK.A; TCK.B; NYSE—TCK) today announced that its proposed equity offering announced yesterday will not proceed. Teck will not be amending its outstanding offer to acquire all of the outstanding common shares of Inco Limited. Teck's offer for Inco will expire at midnight (Toronto time) on August 16, 2006.

        Teck Cominco President and Chief Executive Officer Don Lindsay said: "While we received strong support from a large number of institutional investors, in the end we could not complete the proposed equity offering on terms that made sense for Teck Cominco. Accordingly, we will not amend or extend our bid for Inco. We will now pursue some of the many other opportunities we see to grow Teck Cominco and to add value for our shareholders, both through enhancements to our existing assets and through acquisitions."

About Teck Cominco

        Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

Important Notice

        This press release may be deemed to be solicitation material in respect of Teck Cominco's tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

        Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to: info@teckcominco.com.

Investor contact:

Ronald A. Millos
Sr. Vice President Finance and CFO
Teck Cominco Limited
(604) 685 3003

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TECK COMINCO WITHDRAWS EQUITY OFFERING